

Mail Stop 4631

July 23, 2009

Mr. Mark R. Stauffer
Executive Vice President and Chief Financial Officer
Orion Marine Group, Inc.
12550 Fuqua Street
Houston, TX 77034

      RE: **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
              Form 10-Q for the period ended March 31, 2009
              Schedule 14A filed on April 13, 2009
              File No. 1-33891

Dear Mr. Stauffer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Dietrich King, Staff Attorney, at (202) 551-3338. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

              Sincerely,

              Rufus Decker
              Accounting Branch Chief